CIM SECURITIES, LLC

Statement of Financial Condition

December 31, 2021

CIM SECURITIES, LLC
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

TABLE OF CONTENTS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of CIM Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CIM Securities, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of CIM Securities, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CIM Securities, LLC's management. Our responsibility is to express an opinion on CIM Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CIM Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as CIM Securities, LLC's auditor since 2015.

Maitland, Florida

April 20, 2022

CIM SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

Assets

Cash and cash equivalents	$	36,749
Clearing deposit		50,000
Commissions receivable		89
Prepaid expenses		87,638
Total assets	$	174,476

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable	$	53,536
Commissions payable		11,270
Total liabilities		64,806

Member's Equity

Member's equity	$	109,670
Total liabilities and member's equity	$	174,476

The accompanying notes are an integral part of these financial statements

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

CIM Securities, LLC (the "Company") was formed on April 1, 2002, pursuant to the laws of the State of Colorado. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. CIM Securities, LLC is a wholly owned subsidiary of Choice Investment Management LLC (the "Parent"). The Company is engaged in investment banking for which it raises funding for private placements as well as placement of public securities for which it receives a fee. Additionally, the Company receives commission from securities transactions as well as mutual fund, 12b-1 fees, and variable annuity trails. The Company supervises a New York City office of independent registered representatives, which is a registered OSJ and does business under the name Collage Partners, LLC ("Collage" or "branch office").

Cash and Cash Equivalent

For purposes of reporting cash flows, the company considers cash and operating bank accounts, cash on hand, demand deposits, and highly liquid debt instruments purchased with a maturity of three months or less as cash and cash equivalents.

Revenue Recognition

Brokerage commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Commissions from the sale of mutual funds and variable annuities and 12b-1 fees are recognized at the point in time the associated service is fulfilled which is based on the trade date.

Significant Judgements – Revenue from contracts with customers includes commission income, and fees from investment banking and advisory services. The recognition and measurement of revenue is based on assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied sue to uncertain future events.

Advisory Fees – The Company provides advisory services to its customers and acquisitions ("M&A"). Revenue for advisory arrangements is generally recognized at the point in time that the performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. However, for certain contracts, revenue is recognized over time the advisory arrangements in which the performance

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*
                (continued)

obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances significant judgment is needed to determine the timing and measure of progress for appropriate for revenue recognition under a specific contract. At December 31, 2021, there were no contract liabilities reflected in the statement of financial condition.

Agreement with clearing broker

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is recognized as a limited liability company by the Internal Revenue Service.   The Company's member is liable for federal and state income taxes on its taxable income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2016. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
               (continued)

interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2021.

NOTE 2 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2021, the Company had regulatory net capital of $22,032, which was $17,032 in excess of its required minimum of $5,000.   The Company's percent of aggregate indebtedness to net capital ratio was 294.14%. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -   RELATED PARTY TRANSACTIONS

The Company paid registered representatives of the branch office directly in amount of $1,178,674, for the year ending December 31, 2021. This amount reduces the revenue payout due to the office.   The branch office was due $10,092 at December 31, 2021, which is included as a liability.

The Company renewed its lease with a related party at the rate of $2,500 per month paid in advance effective November 1, 2021 for a term of 11 months. The Company leases office space from a related party at a rate of $2,500 per month paid in advance effective November 1, 2021 for a term of 11 months. The Company adopted ASU 2016-2, Leases – (Topic "842"). ASU 2016-02 recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements. Previously, generally accepted accounting principles did not require a lessee to include an asset or liability on its balance sheet with respect to an operating lease. The adoption of Leases – ("Topic 842") requires a lessee to include on its balance sheet an asset arising from an operating lease. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term related party office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The lease is contracted with an affiliate of the Parent company.

NOTE 4 -   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND
               CONTINGENCIES

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 4 -   *FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES (Continued)*

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.
The Company's financial instruments, including cash, receivables, payables, other assets and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 5 -   *COMMITMENTS AND CONTINGENCIES*

FINRA
In June 2021 FINRA commenced a routine examination of the Company's books and records. The findings indicated repeated violations of certain transactions and procedures. In 2020 FINRA referred the matter to their Enforcement Division for review. The Company reached a settlement with FINRA on this matted and agreed to pay a fine of $35,000 which is reflected in the 2021 financial statements.

Litigation
The Company is the subject of a claim alleging breach of fiduciary duty.   The Company had no relationship with the Plaintiff; therefore, management is vigorously defending the claim and anticipates a positive outcome. The Company's potential liability in this case is limited as it was not involved in the sale of the investment. No liability has been accrued for this claim as it is not probable or estimable.

NOTE 6 -   *SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.